UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

EPICOR SOFTWARE CORPORATION

(Name of Subject Company (Issuer))

EAGLE PARENT, INC.

ELEMENT MERGER SUB, INC.

(Name of Filing Persons (Offeror))

APAX US VII, L.P.

APAX EUROPE VII-A, L.P.

APAX EUROPE VII-B, L.P.

APAX EUROPE VII-1, L.P.

APAX US VII GP, L.P.

APAX US VII GP, LTD.

APAX EUROPE VII GP L.P. INC.

APAX EUROPE VII GP CO. LIMITED

APAX PARTNERS EUROPE MANAGERS LIMITED

(Name of Filing Persons — (Other Person(s))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

Jason Wright

c/o Eagle Parent, Inc.

601 Lexington Avenue, 53rd Floor

New York, New York 10022

Telephone: (212) 753-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Kirk Radke, Esq.

Eunu Chun, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800

Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$810,085,637.34	$94,050.94

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of (i) 64,166,065 shares of common stock outstanding, and 201,133 shares of common stock subject to issuance pursuant to the Employee Stock Purchase Plan, in each case, at $12.50 per share; and 694,774 shares of common stock issuable pursuant to outstanding options with an exercise price less than $12.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $12.50 minus the weighted average exercise price of such options. The share numbers are based on representations made by the Issuer to the Offerors as of April 4, 2011.
**	Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$94,050.94	Filing Party:	Eagle Parent, Inc. and Element Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 11, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO (as amended, the “Schedule TO”), relating to the tender offer by Element Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Eagle Parent, Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 (the “Shares”), of Epicor Software Corporation, a Delaware corporation (the “Epicor”), at a price of $12.50 per share net to the seller in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated April 11, 2011 (as amended, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

On April 26, 2011, Epicor sent a Notice to Holders of Equity Awards and related Restricted Share Tender Election Form (collectively, the “Notice”) to holders of restricted Shares or options to purchase Shares granted under one or more of the following plans: Epicor 2007 Stock Incentive Plan, Epicor 2005 Stock Incentive Plan, Epicor 1999 Nonstatutory Stock Option Plan, Platinum Software Corporation Nonqualified Stock Option Plan – 1998, Platinum Software Corporation Nonqualified Stock Option Plan – 1997, Platinum Software Corporation Nonqualified Stock Option Plan – 1996, Epicor Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan – 1994 and Epicor Nonqualified Stock Option Plan – 1993. The Notice was sent, among other reasons, to allow such holders to instruct Epicor, the record holder of certain restricted Shares, to tender such restricted Shares in the Offer. The Form of Notice is attached as Exhibit (a)(1)(G) and is incorporated herein by reference.

All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 3 is being filed to amend and supplement Items 1 through 9, Item 11 and Item 12 as reflected below.

Items 1 through 9 and 11.

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:

The third bullet of the sentence beginning in “To satisfy the Minimum Tender Condition” under (i) the subsection captioned “What are the most significant conditions to the Offer?” under the section “Summary Term Sheet” on pages 3-4 of the Offer to Purchase and (ii) the section captioned “Introduction” on page 13 of the Offer to Purchase are amended and restated in their entirety as follows: “based on 8,549,445 Elliott Shares (as defined herein) as of April 14, 2011 (pursuant to information filed with the SEC);”. The second line on page 4 and the line before last on page 13 are amended and restated in their entirety as follows “at least 26,785,568 Shares (other than the Elliott Shares) would need to be validly tendered and not withdrawn prior to the Expiration Date.”

The (i) penultimate sentence under the subsection captioned “Has any agreement been reached with any of Epicor’s stockholders relating to the Offer?” under the section “Summary Term Sheet” on page 9 of the Offer to Purchase, (ii) second complete paragraph under the section “Introduction” on page 13 of the Offer to Purchase and (iii) final paragraph of the subsection captioned “Elliott Agreement” under Section 11 (“The Merger Agreement; Other Agreements”) on page 59 of the Offer to Purchase are amended and restated in their entirety as follows:

“Based on Amendment No. 12 to Schedule 13D filed with the SEC by Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc. on April 14, 2011, the number of Elliott Shares as of such date was 8,549,445 Shares, which represents approximately 13.3% of the outstanding number of Shares.”

The penultimate sentence of (i) the first paragraph under the subsection captioned “Has any agreement been reached with any of Epicor’s stockholders relating to the Offer?” under the section “Summary Term Sheet” on page 8 of the Offer to Purchase and (ii) the second paragraph under the subsection captioned “Non-Tender and Support Agreements” under Section 11 (“The Merger Agreement; Other Agreement”) on page 58 of the Offer to Purchase are amended to add the phrase “in cash and/or securities of Parent or an affiliate of Parent” immediately prior to the end of each such sentence.

Clause (y) of the first complete paragraph on page 33 of the Offer to Purchase, under Section 10 (“Background of the Offer; Past Contacts or Negotiations with Epicor”), is amended and restated in its entirety as follows:

“(y) a form of a non-tender and support agreement which Apax indicated that it would like to be entered into by Elliott, Mr. Klaus, and Richard and Todd Pickup and their related entities.”

The first paragraph on page 34 of the Offer to Purchase, under Section 10 (“Background of the Offer; Past Contacts or Negotiations with Epicor”), is amended and restated in its entirety as follows:

“In the following days, Mr. Klaus and representatives of Apax had a discussion in which representatives of Apax indicated their belief that the continued involvement of Mr. Klaus was integral to Epicor’s future success, and Mr. Klaus indicated that, in the event of a transaction between Apax and Epicor, he would look forward to any opportunity to continue in a management role at Epicor. In addition, throughout the course of discussions relating and leading up to the transaction, various communications occurred between representatives of Apax and Mr. Klaus centered on topics unrelated to the continuing employment of any member of Epicor management, but during which Mr. Klaus referred to a member of Epicor management (including Lauri Klaus, Executive Vice President, Worldwide Sales and Consulting, and John Hiraoka, Epicor’s Chief Marketing Officer and Executive Vice President) as being important to the success of Epicor, which importance was acknowledged by representatives of Apax. No substantive terms of any continued role at Epicor with respect to any such person were discussed by representatives of Apax. In addition, a representative of Apax had a conversation with Mr. Hiraoka during the week beginning March 21, 2011 in which such representative acknowledged that Mr. Hiraoka was an important part of the Epicor management team, but did not discuss any substantive terms of any continued role at Epicor.

While no such discussions have occurred between representatives of Apax or Parent, on the one hand, and Epicor or any members of its management team, on the other hand, representatives of Apax have indicated that Parent may, after the closing of the Offer (or, if required, the meeting of the Epicor shareholders to approve the transaction), at Parent’s sole discretion, offer certain current members of Epicor management the opportunity to convert all or a portion of their current equity interests of Epicor into, or otherwise invest (on terms that are no more favorable than those applicable to other investors) in, the equity of Parent or an affiliate of Parent. In furtherance thereof, Apax requested that Mr. Klaus execute a non-tender and support agreement which provides that Mr. Klaus will not tender his shares into the Offer, but rather will have his shares purchased directly by Parent for the Offer Price at the completion of the Offer, which would allow Parent or its affiliates to offer alternative consideration at its discretion to Mr. Klaus following the completion of the Offer; however, Mr. Klaus is under no obligation to accept such alternative consideration. Further, representatives of Apax have indicated that Parent or an affiliate of Parent may, at its sole discretion, establish equity-based compensation plans for its management. Although it is likely that certain members of Epicor’s current management team will enter into arrangements with Parent or an affiliate of Parent regarding employment (and potentially severance arrangements) with, and the right to purchase or participate in the equity of, Parent or an affiliate of Parent, as of the date hereof, no such discussions have occurred between members of Epicor’s current management and representatives of Parent or Apax and there can be no assurance that any parties will reach any such agreement.”

The last sentence of the third complete paragraph on page 36 of the Offer to Purchase, under Section 10 (“Background of the Offer; Past Contacts or Negotiations with Epicor”), is amended and restated in its entirety as follows:

“WSGR contacted K&E soon thereafter and confirmed that the Epicor board of directors had accepted such proposal, that Mr. Klaus and Richard and Todd Pickup had agreed to execute non-tender and support agreements in which the consideration paid to such persons would be the $12.50 per share cash offer price, and that Moelis had rendered to the Epicor Board its oral opinion (subsequently confirmed in writing, a copy of which has been provided in Epicor’s Schedule 14D-9 referenced above in Annex II thereof) to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth therein, the price of $12.50 per share in cash to be received by Epicor’s shareholders is fair, from a financial point of view, to Epicor’s shareholders.”

The phrase “sufficient uncalled capital” under (i) the subsection captioned “Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?” under the section captioned “Summary Term Sheet” and (ii) Section 9 (“Source and Amount of Funds”) on page 27 of the Offer to Purchase, are amended by replacing each such phrase with the following: “collectively in excess of $3 billion of uncalled capital.”

The language preceding the bullet points in paragraph (e) of Section 15 (“Certain Conditions of the Offer”) on page 73 of the Offer to Purchase is amended and restated in its entirety as follows:

“(e) each of the following conditions has been satisfied or waived by Parent or Purchaser in its sole discretion at or prior to the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement):”

The language in the fifth bullet point (preceding the sub-bullet points) in paragraph (e) of Section 15 (“Certain Conditions of the Offer”) on page 74 of the Offer to Purchase is amended and restated in its entirety as follows:

“each of the following conditions set forth in the Activant Merger Agreement (which we refer to as the “Activant Closing Condition”) has been satisfied or waived by Parent in its sole discretion at or prior to the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement):”

Paragraph (d) of Section 15 (“Certain Conditions of the Offer”) on page 73 of the Offer to Purchase is amended and restated in its entirety as follows:

“(d) the accuracy (subject to materiality and material adverse effect qualifications) of Epicor’s representations and warranties set forth in the Merger Agreement, including that since December 31, 2010, there has not been any event, development or state of circumstances that has had, individually or in the aggregate, a Company Material Adverse Effect, as determined in the reasonable judgment of Parent;”

The third bullet point of paragraph (e) of Section 15 (“Certain Conditions of the Offer”) on page 73 of the Offer to Purchase is amended and restated in its entirety as follows:

“Epicor shall have performed or complied in all material respects with its obligations required to be reasonably performed or complied with by it under the Merger Agreement on or prior to the consummation of the Offer, as determined in the reasonable judgment of Parent;”

The first complete bullet point on page 73 of the Offer to Purchase, under paragraph (e) of Section 15 (“Certain Conditions of the Offer”), is amended and restated in its entirety as follows:

“the conditions to Parent’s and Purchaser’s obligation to consummate the Merger shall have been satisfied or waived in writing in accordance with the terms of the Merger Agreement, as determined in the reasonable judgment of Parent; and”

The penultimate paragraph of Section 15 (“Certain Conditions of the Offer”), on page 75 of the Offer to Purchase, is amended and restated in its entirety as follows:

“The conditions described above are the only conditions to the Offer and are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend or modify the Offer pursuant to the terms and conditions of the Merger Agreement and the Activant Merger Agreement. Under the Activant Merger Agreement, Parent has agreed not to consummate the Offer unless all conditions to the receipt of the financing contemplated by the equity commitment letters and the debt commitment letter, including, among other things, the contemporaneous consummation of the Offer, the Merger and the Activant Merger, have been satisfied or waived in writing. If Purchaser or Parent terminates the Offer, Purchaser and/or Parent will make a public announcement not later than 9:00 a.m., New York City time, on the next business day after the day of the scheduled Expiration Date informing Epicor stockholders of such termination.”

The phrase “from time to time” in each of (i) the first complete paragraph on page 15 of the Offer to Purchase, (ii) the first complete paragraph on page 38 of the Offer to Purchase and (iii) the final paragraph of Section 15 (“Certain Conditions of the Offer”) on page 75 of the Offer to Purchase is each amended by replacing such phrase with the phrase “prior to the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement)”.

The subsection captioned “Litigation” in Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is amended and restated as follows:

(i) by adding “On April 18, 2011, the plaintiff in this action voluntarily dismissed this complaint.” at the end of the first paragraph thereof;

(ii) by replacing the phrase “each of Epicor and Apax Partners [sic]” in the fifth line of the third paragraph thereof with the phrase “each of Epicor, Parent, Purchaser and Apax Partners [sic]”;

(iii) by replacing the phrase “each of Epicor and Apax Partners, L.P.” in the fifth line of the fourth paragraph thereof with the phrase “each of Epicor, Parent, Purchaser and Apax Partners, L.P.”; and

(iv) by adding the following two paragraphs after the fourth paragraph thereof and before the last line thereof:

“On April 15, 2011, a putative stockholder class action complaint was filed in the Superior Court of the State of California, County of Orange, captioned Lawrence Frazer v. Epicor Software, et al., Case No. 30-2011-00467778-CU-BT-CXC. The complaint names as defendants each member of the Epicor Board (the “Individual Defendants”), Epicor, Eagle Parent, Inc. and Element Merger Sub, Inc. The complaint generally alleges that the Individual Defendants breached their fiduciary duties of care and loyalty, and that each of Epicor, Eagle Parent, Inc. and Element Merger Sub, Inc. aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants failed to take steps to maximize the value of Epicor to its public shareholders, failed to properly value Epicor and ignored or did not protect against conflicts of interest resulting from the Individual Defendants’ interrelationships or connection with the proposed acquisition, as well as allegations that the April 11, 2011 Solicitation/Recommendation Statement on Schedule 14D-9 filed by Epicor was materially misleading in that it omitted and misrepresented allegedly material information concerning the proposed acquisition. The relief sought includes, among other things, an injunction prohibiting the consummation of the Merger, a court order declaring that the Merger Agreement was entered into in breach of fiduciary duties, rescission (to the extent the Merger Agreement has already been implemented), and the payment of plaintiff’s attorneys’ fees and costs.

On April 22, 2011, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Mark W. Hull v. L. George Klaus, et al., Case No. 6410-VCL. The complaint names as defendants each member of the Epicor Board (the “Individual Defendants”), Epicor, Eagle Parent, Inc. and Element Merger Sub, Inc. The complaint generally alleges that the Individual Defendants breached their fiduciary duties of loyalty, good faith, due care and independence and that each of Epicor, Eagle Parent, Inc. and Element Merger Sub, Inc. aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants failed to take steps to maximize the value of Epicor to its public shareholders, failed to properly value Epicor and ignored or did not protect against conflicts of interest resulting from the Individual Defendants’ interrelationships or connection with the proposed acquisition, as well as allegations that the April 11, 2011 Solicitation/Recommendation Statement on Schedule 14D-9 filed by Epicor was materially misleading in that it omitted and misrepresented allegedly material information concerning the proposed acquisition. The relief sought includes, among other things, an injunction prohibiting the consummation of the Merger, a court order declaring that the Merger Agreement was entered into in breach of fiduciary duties, rescission (to the extent the Merger Agreement has already been implemented), and the payment of plaintiff’s attorneys’ fees and costs. On April 25, 2011, the plaintiff filed a motion for a preliminary injunction in an effort to enjoin the parties from taking any action to consummate the transaction.”

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

Items 3(a)-(c) of the Schedule TO and the disclosure under Schedule I are hereby amended and supplemented by restating the first paragraph of the subsection captioned “Apax Europe VII GP Co. Limited” in its entirety as follows:

“Apax Europe VII GP Co. Limited. Apax Europe VII GP Co. Limited is a Guernsey incorporated company. Apax Europe VII GP Co. Limited is the general partner of Apax Europe VII GP L.P. Inc. Apax Europe VII GP L.P. Inc., a Guernsey incorporated limited partnership, is the general partner of each of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. The registered office address of Apax Europe VII GP Co. Limited and Apax Europe VII GP L.P. Inc. is Third Floor Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey GY1 2HJ. The telephone number at the principal office of each of Apax Europe VII GP Co. Limited and Apax Europe VII GP L.P. Inc. is +44 1481 810 000.”

Items 3(a)-(c) of the Schedule TO and the disclosure under Schedule I are hereby amended and supplemented by restating the first paragraph of the subsection captioned “Apax US VII GP, Ltd.” in its entirety as follows:

“Apax US VII GP, Ltd. Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P. Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of Apax US VII, L.P. The registered office address of Apax US VII GP, Ltd. and Apax US VII GP, L.P. is c/o Walkers SPV Limited, P.O. Box 908GT, George Town, Grand Cayman, KY1-9002, Cayman Islands. The telephone number at the registered office of each of Apax US VII GP, Ltd. and Apax US VII GP, L.P. is +1 345 949 0100.”

Items 3(a)-(c) of the Schedule TO and the disclosure under Schedule I are hereby amended and supplemented by adding the following subsection captioned “Apax Partners Europe Managers Limited” and the following table at the end of Schedule I:

“Apax Partners Europe Managers Limited. Apax Partners Europe Managers Limited, a company constituted under English company law, has been appointed by Apax Europe VII GP L.P. Inc. as discretionary investment manager of the investments of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. The principal office address of Apax Partners Europe Managers Limited is 33 Jermyn Street, London, SW1Y 6DN, United Kingdom. The telephone number at the principal office is +44 0207 872 6300.

The following table sets forth the name, position, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Apax Partners Europe Managers Limited. The current business address of each person is 33 Jermyn Street, London, SW1Y 6DN, United Kingdom.

Name and Position	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the Past Five Years
Martin Halusa Director and Chief Executive Officer	Austria

Martin Halusa was elected Chief Executive Officer of Apax Partners in 2003. In 1990, Martin co-founded Apax Partners in Germany as Managing Director. His investment experience has been primarily in telecommunications and service industries.

Prior to joining Apax Partners, Martin began his career at The Boston Consulting Group (“BCG”) in Germany and left as a Partner and Vice President of BCG worldwide in 1986. Martin joined Daniel Swarovski Corporation, Austria’s largest private industrial company, first as President of Swarovski Inc (USA) and later as a Director of the International Holding in Zurich.

Ian Jones Director	United Kingdom	Ian Jones is an Equity Partner of Apax Partners. He is also a member of Apax Partners International Investment, Portfolio Review and Exit Committees. Ian has been based in Apax Partners’

London office since joining Apax Partners in 1997. He has led/participated in a number of Apax Partners deals including Mölnlycke Health Care, Regent Medical, Medlock Medical, Hansen Transmissions and General Healthcare Group. Ian led the Apax Partners Healthcare sector team between 2005 and 2009 during which period several important leveraged transactions were completed, establishing Apax Partners’ credentials in buy-outs in this sector.

Prior to joining Apax Partners, Ian was a Corporate Finance Partner at Coopers & Lybrand specializing in management buy-outs/buy-ins.

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(G)	Form of Notice to Holders of Equity Awards and related Restricted Share Tender Election Form dated April 26, 2011

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2011

ELEMENT MERGER SUB, INC.

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

EAGLE PARENT, INC.

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2011

APAX US VII, L.P.

By:	APAX US VII GP, L.P.
Its:	General Partner

By:	APAX US VII GP, LTD.
Its:	General Partner

By:	/s/ John Megrue
Name:	John Megrue
Title:	Chief Executive Officer

APAX US VII GP, L.P.

By:	APAX US VII GP, LTD.
Its:	General Partner

By:	/s/ John Megrue
Name:	John Megrue
Title:	Chief Executive Officer

APAX US VII GP, LTD.

By:	/s/ John Megrue
Name:	John Megrue
Title:	Chief Executive Officer

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2011

For and on behalf of Apax Partners Europe Managers Limited as Manager of Apax Europe VII-A, L.P.

By:	/s/ Martin Halusa
Name:	Martin Halusa
Title:	Duly Authorized Signatory

By:	/s/ Steve Hare
Name:	Steve Hare
Title:	Duly Authorized Signatory

For and on behalf of Apax Partners Europe Managers Limited as Manager of Apax Europe VII-B, L.P.

By:	/s/ Martin Halusa
Name:	Martin Halusa
Title:	Duly Authorized Signatory

By:	/s/ Steve Hare
Name:	Steve Hare
Title:	Duly Authorized Signatory

For and on behalf of Apax Partners Europe Managers Limited as Manager of Apax Europe VII-1, L.P.

By:	/s/ Martin Halusa
Name:	Martin Halusa
Title:	Duly Authorized Signatory

By:	/s/ Steve Hare
Name:	Steve Hare
Title:	Duly Authorized Signatory

Apax Partners Europe Managers Limited

By:	/s/ Martin Halusa
Name:	Martin Halusa
Title:	Duly Authorized Signatory

By:	/s/ Steve Hare
Name:	Steve Hare
Title:	Duly Authorized Signatory

APAX EUROPE VII GP L.P. INC.

By:	APAX EUROPE VII GP CO. LIMITED
Its:	General Partner

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Duly Authorized Signatory

APAX EUROPE VII GP CO. LIMITED

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Duly Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated April 11, 2011.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in the Wall Street Journal on April 11, 2011.

(a)(1)(G)	Form of Notice to Holders of Equity Awards and related Restricted Share Tender Election Form dated April 26, 2011.

(a)(5)*	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on April 11, 2011.

(a)(5)(A)*	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on April 18, 2011.

(b)(1)*	Debt Commitment Letter, dated as of April 4, 2011, by and among Eagle Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada.

(d)(1)*	Agreement and Plan of Merger, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and Epicor Software Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(2)*	Equity Commitment Letter, dated as of April 4, 2011, from Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. to Eagle Parent, Inc., Element Merger Sub, Inc. and Epicor Software Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(3)*	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and L. George Klaus.

(d)(4)*	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and each of Richard H. Pickup, Dito Devcar Foundation, Pickup Crut I, Dito Devcar LP, Pickup Crut II, Gamebusters Inc., Dito Caree LP, Pickup Family Trust and TB Fund, LLC.

(d)(5)*	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and each of Todd Martin Pickup, Vintage Trust II, Vintage Trust, Plus Four Equity Partners, L.P., Pickup Living Trust and Pickup Grandchildren’s Trust.

(d)(6)*	Tender and Support Agreement, dated as of April 10, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and Elliott Management Corporation.

(d)(7)*	Agreement and Plan of Merger, dated as of April 4, 2011, by and among Eagle Parent, Inc., Sun5 Merger Sub, Inc., Activant Group Inc. and Hellman & Friedman Capital Partners V, L.P., (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(8)*	Equity Commitment Letter, dated as of April 4, 2011, from Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. to Eagle Parent, Inc., Sun5 Merger Sub, Inc and Activant Group Inc.

(d)(9)*	Exclusivity Agreement, dated as of March 15, 2011, by and among Apax Partners, L.P. and Epicor Software Corporation (incorporated by reference to Exhibit (e)(6) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Epicor Software Corporation with the Securities and Exchange Commission on April 11, 2011).

*	Previously Filed